SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April 2015

Commission File Number: 001-36612

ReWalk Robotics Ltd.

(Translation of registrant’s name into English)

Kochav Yokneam Building, Floor 6

P.O. Box 161

Yokneam Ilit, Israel

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Resignation of Director

On April 19, 2015, Dr. Hadar Ron submitted her resignation as a member of the board of directors (the “Board”) of ReWalk Robotics Ltd. (the “Company”) effective April 30, 2015. Dr. Ron was appointed to the Board by the Company’s shareholder, Israel Healthcare Ventures, in 2011. Dr. Ron’s resignation was not the result of any disagreement with the Company. The Board thanks Dr. Ron for her service.

Under the corporate governance rules of the Nasdaq Stock Market (“Nasdaq”), a majority of the Board is required to be independent as defined under Nasdaq’s corporate governance rules commencing no later than one year after the Company’s initial listing on Nasdaq. Following Dr. Ron’s resignation, four of eight directors serving on the Board are independent under Nasdaq rules. The Company plans to have a majority independent Board by no later than September 12, 2015, one year following its listing on Nasdaq.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ReWalk Robotics Ltd.

Date: April 20, 2015	By:	/s/ Larry Jasinski
Name: Larry Jasinski
Title: Chief Executive Officer